Exhibit (a)(1)(M)

[Comverse Technology, Inc. Logo]

[DATE]

Important Information About the Offer To Amend Eligible Options -

Extension of Expiration Time and Material Israeli Tax Consequences Disclosure

On November 19, 2008, Comverse announced its offer to amend Eligible Options held by Eligible Optionees pursuant to terms and for the reasons described in the Offer To Amend Eligible Options (the “Offer to Amend”). Each Eligible Optionee was provided with a personalized Election Form that describes her or his Eligible Options.

In connection with the filing of the Offer to Amend with the Securities and Exchange Commission, we have prepared a Supplement to the Offer to Amend, dated December 18, 2008 (the “Supplement to the Offer to Purchase”), which:

•	extends the Expiration Time of the Offer (which was originally 5:30 p.m., Eastern Time, on December 18, 2008) until 12:00 midnight, Eastern Time, on December 29, 2008; and
•	adds tax disclosure relating to material Israeli income tax consequences applicable to Eligible Portion(s) of Eligible Options subject to Israeli tax held by Eligible Optionees who accept the Offer.

The Supplement to the Offer to Amend is provided with this communication.

[Active URL Link to the Supplement to the Offer to Amend Eligible Options*]

We presently do not intend to further extend the Offer. No elections will be accepted after the Offer expires.

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* Provided only in communications sent to Eligible Optionees via email.